CERTIFICATION
                   (Section 906 - Sarbanes-Oxely Act of 2002)


In connection with the annual report of IPSCO Inc. (the "Company") on the Form 40-F for the fiscal year ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David Sutherland, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

DATED this 1st day of April, 2003

/s/ David Sutherland

David Sutherland
President and Chief Executive Officer, IPSCO Inc.



                                  CERTIFICATION
                   (Section 906 - Sarbanes-Oxley Act of 2002)


In connection with the annual report of IPSCO Inc. (the "Company") on the Form 40-F for the fiscal year ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert Ratliff, Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

DATED this 1st day of April, 2003.

/s/ Robert L. Ratliff

Robert Ratliff
Vice President and Chief Financial Officer, IPSCO Inc.